Exhibit 99.1

FOR IMMEDIATE RELEASE
February 19, 2004

Extendicare Inc. Completes 2003 With Strong Fourth Quarter

•	Net earnings reach $60.7 million for FY 2003; $16.9 million for Q4

•	Average U.S. nursing home occupancy reaches 91.5% for FY 2003; 91.8% for Q4

•	U.S. Medicare census rises to 15.5% for FY 2003; 15.8% for Q4

•	Announces launch of Phase II of its U.S. construction program

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. released its financial results for the fourth quarter ended December 31, 2003.

For the quarter, Extendicare’s net earnings increased to $16.9 million, or $0.24 per diluted share, up from $3.0 million, or $0.04 per diluted share in the same period last year. For the year, net earnings increased to $60.7 million, or $0.86 per diluted share compared to $18.9 million or $0.26 per diluted share in 2002.

“The momentum established in the first quarter has continued through the course of 2003,” said Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. “As the Company transitions itself into a growth phase, management is confident Extendicare will strengthen its position as an industry leader within the long-term care sector in the United States and Canada.”

The Company is also announcing the commencement of Phase II, of its planned Three Phase construction program in the U.S. Building upon the campus approach previously outlined, Extendicare will construct eight new assisted and independent living facilities on land adjacent to existing nursing facilities. Phase II will add a total of 329 new beds during 2005 and 2006, at a projected cost of US$36.3 million.

“This segment of senior living generates superior returns as margins associated with assisted and independent living are higher compared to nursing homes,” commented Mr. Rhinelander. “In addition, these facilities provide a natural source of new residents to our existing nursing facilities.”

Average U.S. nursing home occupancy climbed to 91.8% in the 2003 fourth quarter from 91.2% in the 2002 fourth quarter, and from 91.6% in the 2003 third quarter. Medicare increased to 15.8% of total nursing home census from 14.0% in the 2002 fourth quarter and from 15.2% in the 2003 third quarter.

On October 1, 2003, the industry received a 6.26% increase in Medicare rates. This rate increase, combined with achieving a higher patient acuity mix in the quarter, resulted in a rise in the Company’s average daily Medicare rate to US$316 for the 2003 fourth quarter, compared to US$288 in the 2002 fourth quarter, and US$294 in the 2003 third quarter.

As previously mentioned, the Centers for Medicare and Medicaid Services will maintain the current RUGs classifications until October 1, 2004. In keeping with the industry’s commitment to Senator Grassley, Chairman of the U.S. Senate Committee on Finance, Extendicare is spending the 3.26% administrative fix component of the October 1, 2003 Medicare increase on improving patient care and services.

At year end, Extendicare confirmed with its independent actuary, the adequacy of the Company’s balance sheet reserves related to resident care liability claims. Payments for resident care liabilities were reduced to $31.5 million in 2003 compared to $50.7 million last year.

Outlook

Extendicare reminds investors that the funding increases received in Canada in mid-2003 will be used to help fund improvements in patient care. Some cost increases are due to hiring of additional front-line staff, wages and benefits and utility increases. Extendicare is firmly committed to providing staff with the best possible resources to ensure patients receive the highest quality level of care.

Extendicare’s key business initiatives in 2004 include:

1.	The launch of enhanced quality control initiatives for Canada, aimed at ensuring that seniors continue to receive the highest quality care from Extendicare facilities.

2.	A continued focus on strengthening Medicare and total average daily census.

3.	Continued expansion of the asset portfolio through acquisition and internal growth.

4.	An increased focus on growing the assisted living, rehabilitative clinics and management consulting segments of the business.

Extendicare will strive to achieve operational improvements across all of its operations throughout 2004. The Company is confident its strategy of investing in new facilities will help position the Company for future growth.

Quarters ended December 31, 2003 and December 31, 2002

Revenue increased by $42.3 million, or 9.5% over the prior year period, before the impact of the change in the foreign exchange rate of $56.6 million, the ceasing of home health care operations in British Columbia of $5.8 million, and the sale of an Alberta nursing home of $0.4 million. The U.S. operations contributed $27.4 million to this increase and $14.9 million was from the Canadian operations. The keys to this strong improvement were higher funding levels, growth in Medicare patient census, the new Ontario homes, and additional home health care hours provided.

EBITDA rose to $50.6 million in the 2003 fourth quarter from $35.9 million in the same quarter last year. EBITDA as a percent of revenue increased to 11.7% from 7.9% in the prior year quarter.

U.S. EBITDA increased 59.4% to $38.4 million from $24.1 million in the prior year quarter. Increased funding and growth in Medicare patient census contributed to the improvement in earnings. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $6.9 million and net earnings by $1.7 million.

EBITDA from Canadian operations rose 3.1% to $12.2 million from $11.8 million in the prior year quarter. The Company benefited from the new Ontario nursing homes and funding improvements, however, a substantial portion of the funding was used to support increased costs of resident care, through enhanced staffing levels, higher wages and benefits, and supplies. As well, the Company has made investments into ensuring Extendicare has effective quality control measures in place.

Canadian operations experienced a $1.9 million decline in EBITDA from the third quarter of 2003. This was primarily due to increased utility costs of $1.0 million and higher labour related costs of $0.7 million largely due to increased staffing levels and wage rate increases.

Net interest costs declined by $3.3 million, of which $1.7 million was due to the receipt of unaccrued interest income, with the remaining improvement largely due to the change in the foreign exchange rate.

Pre-tax earnings from health care operations rose $19.7 million to $22.2 million from $2.5 million in the prior year period.

The Company’s effective tax rate declined in the fourth quarter of 2003, in comparison to the previous nine months of the year, due to the improvement in its U.S. operations taxable earnings, enabling a higher utilization of previously unbenefited state net operating loss carryforwards for the 2003 year as a whole.

Years ended December 31, 2003 and December 31, 2002

Revenue increased $138.2 million, or 8.0% over the prior year, before the impact of the change in the foreign exchange rate of $148.3 million, the ceasing of home health care operations in British Columbia of $22.8 million, and the sale of an Alberta nursing home of $1.3 million. The U.S. operations contributed $86.8 million to this increase and $51.4 million was from the Canadian operations. The factors contributing to this strong improvement were growth in Medicare patient census, higher funding levels, the new Ontario homes, higher home health care volumes, and additional management contracts.

The average U.S. nursing home occupancy rose to 91.5% from 90.3% in 2002, with Medicare representing 15.5% of resident days, up from 13.4% last year.

EBITDA rose 16.5% to $186.8 million in 2003 from $160.3 million last year. EBITDA as a percent of revenue increased to 10.8% from 9.1% in 2002. The stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $16.9 million and net earnings by $3.4 million.

Pre-tax earnings from health care operations rose $43.7 million to $66.3 million from $22.6 million in 2002.

Other Items

On December 31, 2003, Extendicare completed the acquisition of a 99-bed nursing facility in Manitowoc, Wisconsin for $5.3 million.

As previously announced, Extendicare closed the sale of a nursing and a retirement home in Ontario on February 16, 2004, for gross proceeds of $19.6 million, and a pre-tax gain of approximately $13.0 million. These operations, representing 275 beds, contributed $13.4 million to revenue and $2.2 million to EBITDA in 2003.

In February 2004, the Company prepaid in full US$13.0 million in Industrial Revenue Bonds.

The Company’s new facility in Port Hope, Ontario is due to open in early March. This marks the completion of Extendicare’s new build program of 11 facilities under the Ontario 20,000 new bed initiative. The Company expects to complete construction of three hospital partnership nursing home facilities in 2004, which Extendicare will manage under contract for 20 years.

Extendicare’s capital expenditures in 2004, excluding any acquisition activity, are budgeted at $90.0 million. Of this amount, $35.0 million is budgeted for new construction projects: $29.0 million is planned for U.S. construction project spending by Extendicare Health Services, Inc., with the remaining $6.0 million to be spent by Extendicare (Canada) Inc.

Under the terms of its normal course issuer bids, the Company purchased and cancelled during 2003, 1,540,700 Subordinate Voting and Multiple Voting shares at an average cost per share of $4.98. To date in 2004, a further 92,500 Subordinate Voting Shares have been acquired for cancellation at an average cost per share of $12.53.

At their meeting today, the Directors declared quarterly dividends on Extendicare’s Class I Preferred Shares, payable on May 17, 2004, to shareholders of record on April 30, 2004. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending March 31, 2004.

Extendicare, through its subsidiaries, operates 275 long-term care facilities across North America, with capacity for over 28,900 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,800 people in the United States and Canada.

In a separate news release issued today, Extendicare Inc. announced the 2003 fourth quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On February 20, 2004, at 10:00 a.m. (EST), Extendicare Inc. will hold a conference call to discuss its results for the fourth quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website, www.extendicare.com. Alternatively, the call in number is 1-800-273-9672 or 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on March 5, 2004. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 1517914. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

The attached financial information reflects certain reclassifications to the prior period figures to conform to the 2003 presentation.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings

(thousands of Canadian dollars	Three months ended		Twelve months ended
except per share amounts)	December 31		December 31

	2003	2002	2003	2002

Revenue
Nursing and assisted living centres
United States	290,271	315,825	1,182,045	1,236,565
Canada	94,815	83,474	351,981	315,907
Outpatient therapy — U.S.	3,650	4,233	16,151	16,144
Home health — Canada	33,703	36,703	134,921	146,034
Other	9,104	11,851	39,516	44,135

	431,543	452,086	1,724,614	1,758,785
Operating and administrative costs	376,764	410,780	1,519,567	1,574,325
Lease costs	4,176	5,379	18,217	24,119

EBITDA (note 1)	50,603	35,927	186,830	160,341
Depreciation and amortization	15,985	17,596	63,657	68,989
Interest, net	12,426	15,741	57,749	62,047
Loss (gain) from asset disposals and other items	—	110	(905)	6,689

Earnings before income taxes	22,192	2,480	66,329	22,616

Income taxes
Current (recovery)	7,977	(12,471)	19,079	(7,108)
Future (reduction)	(133)	14,022	5,460	18,310

	7,844	1,551	24,539	11,202

Earnings from health care	14,348	929	41,790	11,414
Share of earnings of Crown Life	2,559	2,068	18,884	7,520

Net earnings	16,907	2,997	60,674	18,934

Basic earnings per share	0.24	0.04	0.87	0.26

Diluted earnings per share	0.24	0.04	0.86	0.26

Note:
(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, and loss (gain) from asset disposals and other items.

EXTENDICARE INC.
Consolidated Statements of Cash Flows

	Three months ended		Twelve months ended
(thousands of Canadian dollars)	December 31		December 31

	2003	2002	2003	2002

Cash provided by (used in) operations
Net earnings	16,907	2,997	60,674	18,934
Adjustments for:
Depreciation and amortization	15,985	17,596	63,657	68,989
Provision for self-insured liabilities	3,095	2,131	13,010	14,730
Payments for self-insured liabilities	(4,300)	(9,408)	(31,545)	(50,707)
Future income taxes	(133)	14,022	5,460	18,310
Loss (gain) from asset disposals and other items	—	110	(905)	6,689
Undistributed share of earnings of Crown Life, net of dividends received	(2,559)	(2,068)	(18,884)	14,476
Other	293	953	1,309	3,154

	29,288	26,333	92,776	94,575
Net change in operating working capital, excluding cash
Accounts receivable	(6,124)	2,838	4,724	13,167
Inventories, supplies and prepaid expenses	1,281	4,192	(225)	(774)
Accounts payable and accrued liabilities	13,659	351	1,623	8,168
Income taxes	3,267	(12,498)	3,532	(14,710)

	41,371	21,216	102,430	100,426

Cash provided by (used in) investment activities
Property and equipment	(20,095)	(19,461)	(64,347)	(53,145)
Acquisition	(5,346)	(10,985)	(5,346)	(10,985)
Net proceeds from dispositions	—	—	2,047	19,680
Other assets	2,769	240	1,869	4,360

	(22,672)	(30,206)	(65,777)	(40,090)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	11,021	235,585
Repayment of long-term debt	(5,340)	(1,675)	(14,320)	(235,044)
Decrease (increase) in investments held for self-insured liabilities	(2,404)	10,693	5,626	(10,650)
Purchase of shares for cancellation	(2,327)	(1,055)	(8,093)	(8,441)
Financing costs	(30)	(806)	(186)	(13,235)
Other	777	229	1,326	(1,638)

	(9,324)	7,386	(4,626)	(33,423)

Foreign exchange gain (loss) on cash held in foreign currency	(2,479)	(325)	(9,805)	162

Increase (decrease) in cash and cash equivalents	6,896	(1,929)	22,222	27,075
Cash and cash equivalents at beginning of period	67,950	54,553	52,624	25,549

Cash and cash equivalents at end of period	74,846	52,624	74,846	52,624

EXTENDICARE INC.
Consolidated Balance Sheets

(thousands of Canadian dollars)	December 31	December 31
	2003	2002

Assets
Current assets
Cash and short-term investments	74,846	52,624
Accounts receivable	150,048	178,715
Assets under divestiture agreement	43,722	—
Income taxes recoverable	9,654	17,912
Future income taxes	34,571	55,849
Inventories, supplies and prepaid expenses	13,928	15,709

	326,769	320,809
Property and equipment	821,682	953,591
Goodwill and other intangible assets	97,558	120,504
Other assets	208,130	289,233

	1,454,139	1,684,137
Investment in Crown Life Insurance Company	139,278	121,508

	1,593,417	1,805,645

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	268,206	311,062
Deposits under divestiture agreement	38,895	—
Accrual for self-insured liabilities	32,413	55,216
Current maturities of long-term debt	7,409	6,209

	346,923	372,487
Accrual for self-insured liabilities	62,990	81,735
Long-term debt	750,094	846,734
Other liabilities	—	47,328
Future income taxes	76,977	99,335

	1,236,984	1,447,619
Share capital and contributed surplus	312,328	317,314
Retained earnings (deficit)	31,959	(26,545)
Foreign currency translation adjustment account	12,146	67,257

	1,593,417	1,805,645

Closing US/Cdn. Dollar Exchange Rate	1.2965	1.5776

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended		Twelve months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	December 31		December 31

	2003	2002	2003	2002

Revenue (millions)
United States	$301.2	$330.5	$1,230.7	$1,292.2
Canada	130.3	121.6	493.9	466.6

	$431.5	$452.1	$1,724.6	$1,758.8

EBITDA (millions)
United States	$38.4	$24.1	$140.6	$120.5
Canada	12.2	11.8	46.2	39.8

	$50.6	$35.9	$186.8	$160.3

Health Care Net Earnings (Loss) (millions)
United States	$11.3	$(2.8)	$28.0	$1.6
Canada	3.0	3.7	13.8	9.8

	$14.3	$0.9	$41.8	$11.4

Components of Basic Earnings (Loss) per Share
Health care operations, after preferred share dividends	$0.21	$0.02	$0.59	$0.21
Gain (loss) from asset disposals	—	—	0.01	(0.05)
Share of earnings of Crown Life	0.03	0.02	0.27	0.10

	$0.24	$0.04	$0.87	$0.26

U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other	18.1%	18.5%	18.5%	19.0%
Medicare	30.4	27.3	29.2	27.3
Medicaid	51.5	54.2	52.3	53.7
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other	207.1	204.5	812.1	837.4
Medicare	188.8	166.0	728.9	620.0
Medicaid	799.1	813.2	3,169.1	3,189.2
U.S. Average Medicare Part A Rate (US dollars)	$315.61	$287.87	$298.81	$305.21
Average Occupancy (excluding managed facilities)
U.S. nursing	91.8%	91.2%	91.5%	90.3%
U.S. assisted living	87.3	86.1	86.3	83.8
U.S. nursing and assisted living	91.3	90.6	90.9	89.6
Extendicare Inc. total facilities in operation	93.5	92.9	92.9	92.0
Extendicare Inc., same-facility basis	93.5	92.7	93.1	92.1
Average US/Cdn. Dollar Exchange Rate	1.3184	1.5701	1.4015	1.5704